Exhibit 99.11

MERRILL LYNCH & CO., INC.

GUIDELINES FOR BUSINESS CONDUCT:

MERRILL LYNCH’S CODE OF ETHICS
FOR DIRECTORS, OFFICERS AND EMPLOYEES

Merrill Lynch’s reputation for integrity in the marketplace is one of our company’s most important corporate assets. Maintaining our “tradition of trust” with clients, colleagues, shareholders, regulators and the general public is the obligation of every Merrill Lynch director, officer and employee. We can fulfill this obligation by adhering to high professional standards of excellence and integrity and to the key principles of business conduct in the performance of our duties.

Guidelines for Business Conduct sets forth these key principles, which are supported by specific, detailed practices and procedures contained in the ML & Co. Policy Manual, as well as policies adopted by specific business or support groups (“Group Policies”). Of course, the Merrill Lynch Principles set the overall tone for how Merrill Lynch conducts its business.

Honest mistakes made in the course of business may be tolerated, but we will not tolerate violations of law or regulation or lapses in ethics or integrity. We must comply with those laws, rules and regulations and policies that govern or apply to Merrill Lynch’s businesses, and all must abide by the letter and the spirit of these laws, rules, regulations and policies. Our business is predicated on having the trust and respect of our clients and on our integrity and good judgment. The appearance of improper behavior is just as damaging to the trust and respect of our clients as is actual impropriety.

Detailed policies and compliance procedures are set forth in the ML & Co. Policy Manual and in the various Group Policies, all of which are available on WorldNet. No set of policies and procedures, however, can be all encompassing, and employees are encouraged to consult the Office of General Counsel or senior management for advice.

By adhering to exemplary standards and conducting our business with excellence and integrity, we enhance Merrill Lynch’s reputation and cultivate the growth of our business. All of us must take personal responsibility for conducting ourselves in a way that reflects positively on our company and that is in keeping with our Merrill Lynch Principles and with the letter and spirit of the Guidelines for Business Conduct.

E. Stanley O’Neal
Chief Executive Officer

Updated January 2003

TABLE OF CONTENTS

Conflicts of Interest
Business Activities; Ownership of Securities
Public Office
Providing Support to Political Campaigns; Making Political Contributions
Lobbying Activities

Corporate Opportunities

Confidentiality Obligations
Nonpublic Information
Media, Publishing and Public Appearances
Client Information Privacy

Fair Dealing
Unethical Behavior; Relationships With Competitors
Gifts, Gratuities and Other Payments Related to Merrill Lynch Business

Respect for the Individual

Safeguarding Merrill Lynch Information, Assets and
Property
Business Use
Proprietary Information and Intellectual Property
Compliance With Internal Controls

Compliance With Law
Obligation to Report Violations
Specific Policies and Regulations Affecting Merrill Lynch Activities
Employee Accounts
Insider Trading
Money Laundering; Antiterrorism Laws
Improper and Corrupt Payments; FCPA Violations
Political Contributions by Merrill Lynch Companies
Proper Record-Keeping and Disclosure Requirements
Document Retention and Destruction
Cooperation With Investigations and Law Enforcement
Privacy
Tied Business Dealings
International Boycotts; Economic Sanctions

Merrill Lynch Written and Electronic Communications
Access to the Internet
Written and E-Mail Communications
Communications Monitoring

Commitment to Protecting Ethical Conduct: Ethics Hotline and Confidential Reporting
Audits, Investigations and Disciplinary Action
Obligation to Report Violations or Misconduct
Confidential Reporting
Protection Against Retribution
Waivers of any Provision of the Guidelines

Conclusion

Merrill Lynch Principles in Action

Note on terms used in the Guidelines:

“ Merrill Lynch” means Merrill Lynch & Co., Inc. and all of its subsidiaries and affiliates.

“ Merrill Lynch persons” means the employees, officers and directors of Merrill Lynch.

“Directors” means the directors of Merrill Lynch & Co., Inc.

“ Employees” means the employees and officers of Merrill Lynch.

CONFLICTS OF INTEREST

Avoid conflicts of interest in performing your duties and seek advice of management and counsel when any actual or potential conflicts arise.

Merrill Lynch directors and employees must avoid engaging in any outside business or other activity that might create a conflict of interest, create a perception of impropriety or jeopardize the company’s integrity or reputation. A “conflict of interest” occurs when your personal interest interferes — or even appears to interfere — in any way with the interests of Merrill Lynch. Every Merrill Lynch person must avoid activities, interests or associations that might interfere or even appear to interfere with the independent exercise of good judgment in the conduct of his or her duties or with the best interests of our company, our clients, our shareholders or the public.

While it is impossible to foresee every potential conflict that could arise, all Merrill Lynch persons must be sensitive to potential conflicts, bring them to the attention of management, the Office of General Counsel or the Board of Directors and avoid them where possible. If a conflict cannot be avoided, it must be managed in an ethical, responsible manner and so as not to create the perception of impropriety.

Business Activities; Ownership of Securities. All Merrill Lynch employees must report all outside business activities, including ownership of privately held stock and limited partnership interests, to their managers and to the Office of General Counsel so a review for potential conflicts of interest can be conducted. Outside business activities and interests include serving as a partner or a stockholder in another business, as an officer in a family-owned corporation or as an outside director of another company. The appropriateness of a Merrill Lynch employee engaging in these and other types of outside business activities, interests or investment opportunities depends on many factors, including the nature and extent of the outside interest, the potential for conflicts of interest, and the relationship between Merrill Lynch and the outside entities and the duties involved.

A Merrill Lynch employee must receive prior written approval for any outside business activity and private investment. You have an obligation to keep Merrill Lynch apprised of these activities and provide updated information about the outside interests. Every employee should confirm the information on his or her outside business activities by submitting annually a completed Employee Activity Review Survey report (“EARS”). The EARS reports will be reviewed and monitored by the employee’s business manager and by Merrill Lynch compliance personnel.

Service by any Merrill Lynch employee as a director, officer or employee of any other corporation or business must be authorized in writing by the Office of General Counsel. Unless approved in writing according to the ML & Co. Policy Manual or by the Board of Directors, no Merrill Lynch employee may serve as a director of a publicly traded company.

Directors of Merrill Lynch should inform the Corporate Secretary prior to accepting appointments to the boards of directors or advisory boards of any public or privately held company. The disclosure requirements and other possible conflict-of-interest issues involved must be analyzed and discussed.

Public Office. All Merrill Lynch persons are required to notify and receive the approval of the Office of General Counsel before committing to a candidacy for elective office or a formal position on a campaign committee and before accepting an appointment to a public or civic office. Merrill Lynch must take steps to ensure that conflicts of interest are not raised by such campaign or public service. In general, a Merrill Lynch person may run for and serve in local, elective or appointed civic offices, provided the activity, including campaigning:

•	occurs outside work hours;

•	involves no use of Merrill Lynch’s name, facilities, client lists, other corporate assets or corporate funding;

•	is confined solely to the person’s capacity as a private citizen and not as a representative of Merrill Lynch; and

•	does not present an actual or perceived conflict of interest for Merrill Lynch, as determined in the sole judgment of Merrill Lynch.

No finders’ fees for business brought to Merrill Lynch by a Merrill Lynch person holding a political or government office will be paid without approval by the Office of General Counsel.

Providing Support to Political Campaigns; Making Political Contributions. Subject to the requirements set forth in the ML & Co. Policy Manual, Merrill Lynch employees may support others in their campaigns for public office provided that the support or contribution complies with the Merrill Lynch policy on political contributions and that the time spent on such activity is outside the employee’s work hours and Merrill Lynch’s name, facilities or corporate funds are not used. We ask you to consult the ML & Co. Policy Manual to determine what limitations apply to you and for the detailed rules governing such situations before making or soliciting any political contribution. Under no circumstances will Merrill Lynch directly or indirectly reimburse any Merrill Lynch person for his or her individual contribution.

Before making or soliciting political contributions for any non-U.S. office, Merrill Lynch employees and any employee political action committees must consult the Office of General Counsel.

Merrill Lynch directors may not use Merrill Lynch’s name, facilities or corporate funds in connection with their support of a political candidate.

Lobbying Activities. Lobbying on behalf of Merrill Lynch is conducted exclusively by the Government Relations Office in Washington and State Government Relations in New York. The Office of General Counsel or the Governmental Relations Group at Merrill Lynch must approve contacts with any governmental entity or agency in advance.

CORPORATE OPPORTUNITIES

Do not advance personal interests at the expense of Merrill Lynch.

Merrill Lynch persons owe a duty to Merrill Lynch to advance the company’s legitimate interests to the best of their abilities whenever the opportunity arises. Merrill Lynch persons must not take for themselves personally opportunities they discover through the use of Merrill Lynch property, information or position in violation of Merrill Lynch policies. In addition, Merrill Lynch property, information or position must not be used for personal gain. No Merrill Lynch person may compete with Merrill Lynch.

CONFIDENTIALITY OBLIGATIONS

Protect confidentiality of information, including Merrill Lynch information.

Nonpublic Information. Merrill Lynch persons must maintain the confidentiality of information entrusted to them by Merrill Lynch and provided by our clients and vendors. In the conduct of its business, Merrill Lynch receives a great deal of nonpublic information. Much of this information may be sensitive, with the potential to affect market conditions, negotiations, strategic positioning and relationships with clients, competitors or vendors. All employees must exercise care not to misuse nonpublic information obtained during their employment, including client lists, information about Merrill Lynch personnel and clients, and business plans and ideas. The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Office of General Counsel will help you determine what disclosure is required.

Media, Publishing and Public Appearances. No Merrill Lynch employee may provide nonpublic corporate information to persons outside Merrill Lynch, including the media, unless authorized to do so. In all cases, employees must refer media inquiries to Corporate Communications. Only designated Merrill Lynch spokespersons may provide comments to the media.

Before publishing, making speeches or giving interviews, Merrill Lynch employees must get approval from their managers. If a publication, speech, interview or appearance may be of public interest and may reflect on Merrill Lynch, employees must notify the public relations officer for their business group or region.

Client Information Privacy. Merrill Lynch protects the confidentiality and security of client information. Merrill Lynch’s Privacy Policy for client information provides that:

•	Merrill Lynch does not sell or rent clients’ personal information.

•	Employees may not discuss the business affairs of any client with any other person, except on a strict need-to-know basis.

•	Merrill Lynch does not release client information to third parties, except upon a client’s authorization or when permitted or required by law.

•	Third-party service providers and vendors with access to client information are required to keep client information confidential and use it only to provide services to or for Merrill Lynch.

FAIR DEALING

Every Merrill Lynch person must deal fairly with Merrill Lynch’s clients, vendors, competitors and fellow employees.

Merrill Lynch seeks to excel and outperform our competitors honestly and fairly. Competitive advantage must result from superior performance, not unethical or illegal business dealings.

Unethical Behavior; Relationships With Competitors. Every Merrill Lynch person must deal fairly with Merrill Lynch’s clients, vendors, competitors and fellow employees. No Merrill Lynch person may take unfair advantage of anyone through unethical or illegal measures, such as manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices. It is improper, and may be illegal, to hire competitors’ employees for the purpose of obtaining trade secrets or other proprietary information.

It is also against Merrill Lynch policy to seek increased sales by disparaging the products and services of other companies. Our goal is to increase business by offering superior products and services. Accordingly, all Merrill Lynch advertising must be truthful, not deceptive and in full compliance with applicable laws, regulations and company policies. All advertising and marketing materials must be approved pursuant to the procedures established in each of the business units across the company.

All Merrill Lynch persons must guard against unfair competitive practices and exercise extreme caution to avoid conduct that might violate antitrust laws or other rules prohibiting anti-competitive activities. Violations may carry criminal penalties. If a competitor or third party proposes to discuss unfair collusion, price-fixing or other anti-competitive activities, your responsibility is to object, terminate the conversation or leave the meeting and report the incident promptly to the Office of General Counsel. Employees must avoid any discussion with competitors of proprietary or confidential information, business plans or topics such as pricing or sales policies — the discussion of which could be viewed as an attempt to make joint rather than independent business decisions.

Gifts, Gratuities and Other Payments Related to Merrill Lynch Business. No Merrill Lynch person or member of their families may, directly or indirectly, accept or receive bonuses, fees, gifts, frequent or excessive entertainment, or any similar form of consideration that is of more than nominal value from any person or entity with which Merrill Lynch does, or seeks to do, business. It also is generally against corporate policy to give gifts or gratuities other than within accepted guidelines without receiving specific approval by the Office of General Counsel. Employees may not give gifts of any value to government officials without specific approval by the Office of General Counsel.

Merrill Lynch policy forbids bribes, payoffs or payments of any kind by any Merrill Lynch company or Merrill Lynch person to any person, government official or entity for the purpose of improperly obtaining or retaining business or influencing consideration of any business activity. This policy covers all types of payments that may or may not be considered legal under the circumstances. Special rules may apply to payments or gifts (including entertainment) to officers, directors, employees or other affiliates of government owned or controlled entities and certain highly regulated entities (such as banks or insurance companies), as well as entities located in certain jurisdictions. Please consult the ML & Co. Policy Manual and the Office of General Counsel with any specific questions.

RESPECT FOR THE INDIVIDUAL

Conduct business activities in an atmosphere of good faith and respect.

Merrill Lynch strives, on a personal level, to treat each individual with dignity, consideration and respect. All Merrill Lynch persons should be honest and fair with others, share the credit when credit is due, avoid public criticism of one another and encourage an atmosphere in which openness, cooperation and consultation are the norms. Internal relationships with fellow employees should be based on the same high standards of integrity and ethical responsibility that are observed with Merrill Lynch clients, shareholders and the public.

Merrill Lynch is committed to promoting diversity within our workforce; achieving it is an important competitive advantage in the global marketplace. Merrill Lynch has a strict policy of equal opportunity in hiring, developing, promoting and compensating employees. The company seeks to attract, retain and reward employees who perform their work to the highest standards, basing promotions on qualification and merit.

Discrimination is not tolerated on the grounds of race, national origin, religion, gender, age, disability, sexual orientation or veteran status. Just as we do not tolerate illegal discrimination in any form, we also do not tolerate illegal sexual or any other form of harassment at any level of our company. Employees who experience or observe work-related discrimination, harassment or similar problems are urged to report it to their department manager, a representative of Human Resources or the Office of General Counsel. They may also call the Ethics Hotline telephone number that appears at the end of this document.

Indebtedness between employees is best avoided and must not reach a level that may compromise the objectivity essential in manager-employee relationships or in the discharge of job-related responsibilities. Any indebtedness between employees and their direct or indirect supervisors (regardless of which one is borrower or lender) must be limited to nominal amounts.

All medical or health-related information obtained through the Merrill Lynch medical clinics, Employee Assistance Program or Wellness Program is considered strictly confidential and will only be released upon the informed consent of the individual employee whose records are being solicited or as required by law.

SAFEGUARDING MERRILL LYNCH INFORMATION,
ASSETS AND PROPERTY

Protect all Merrill Lynch assets and use them appropriately.

Business Use. Merrill Lynch persons must protect Merrill Lynch’s assets and ensure their efficient use. You may only use Merrill Lynch property for legitimate business purposes. Any suspected fraud or theft of Merrill Lynch property must be reported for investigation immediately. Merrill Lynch’s assets include our capital, facilities, equipment, proprietary information, technology, business plans, ideas for new products and services, trade secrets, inventions, copyrightable materials and client lists. Information owned by Merrill Lynch must be treated with the same care as any other asset, and every Merrill Lynch person has a role in protecting its confidentiality and integrity.

Proprietary Information and Intellectual Property. Your obligation to protect Merrill Lynch’s assets applies to our firm’s proprietary information. Proprietary information includes business, marketing and service plans, unpublished financial data and reports, databases, customer information and salary and bonus information as well as intellectual property such as trade secrets, patents, trademarks and copyrights. Unauthorized use or distribution of this material is a violation of Merrill Lynch policy. It may also be illegal and result in civil and criminal penalties.

Intellectual property refers to a company’s intangible assets, such as the company’s business methods, inventions, trademarks and publications. All inventions and copyrightable material conceived by an employee within the scope of his or her employment are the exclusive property of Merrill Lynch and as a condition of continued employment the employee must do whatever is necessary to transfer to Merrill Lynch the technical ownership of such inventions or materials. All employees are required as a condition of their employment to disclose to Merrill Lynch all inventions and copyrightable materials that are conceived, developed or otherwise pursued by them during their employment.

It is the responsibility of every employee to protect Merrill Lynch’s intellectual property by following the company’s policies and procedures relating to its intellectual property as set forth in the ML & Co. Policy Manual. In addition, Merrill Lynch also respects the intellectual property of other parties. The unauthorized use of another party’s patented, trademarked or copyrighted (audio, video, text) materials is strictly prohibited, regardless of their source. In addition, Merrill Lynch does not permit the use of software or other devices whose primary purpose is the circumvention or violation of another’s intellectual property rights. Please contact the Corporate Law Group with questions about the proposed use of another party’s intellectual property and for appropriate contracts.

Compliance with Internal Controls. Merrill Lynch maintains and enforces a strong, effective system of internal controls to safeguard and preserve the information and assets of our company, our clients and our shareholders. These controls are designed to ensure that business transactions are properly authorized and carried out, and that all reporting is truthful and accurate. These administrative and accounting control systems are the responsibility of each group in the Merrill Lynch organization.

All business transactions require authorization at an appropriate management level. Any employee who is responsible for the acquisition or disposition of assets for the company, or who is authorized to incur liabilities on the company’s behalf, must act prudently in exercising this authority and must be careful not to exceed his or her authority. Equally important, every employee must help ensure that all business transactions are executed as authorized.

Transactions must be properly reflected on the company’s books and records. Every employee is involved, if not in the authorization or execution of business transactions, in some level of reporting. This may include reporting travel and entertainment expenses or recording work hours on a timecard. It is important that all reporting be done honestly and accurately and that employees cooperate fully with both internal and independent audits.

COMPLIANCE WITH LAW

Know, respect and comply with all laws, rules and regulations applicable to the conduct of Merrill Lynch’s businesses.

Merrill Lynch actively promotes compliance with the laws, rules and regulations that govern our company’s business. Obeying both the letter and spirit of the law is one of the foundations of Merrill Lynch’s ethical standards. It is an essential element of our Merrill Lynch Principle of Responsible Citizenship.

Merrill Lynch employees must follow and obey the laws of all the states and countries where we operate. While no employee is expected to be an expert on every detail of all the laws that govern our business in every jurisdiction, you are expected to understand the laws and regulations applicable to your duties at Merrill Lynch and to understand the regulatory environment within which the firm operates well enough to know when to seek advice from your manager or from the Office of General Counsel.

Obligation to Report Violations. The Guidelines have been written to promote compliance with law. However, should compliance with the Guidelines bring you into conflict with applicable law in any jurisdiction where Merrill Lynch conducts its business, you must obey the law and notify your manager of the conflict as soon as possible. When you have questions or concerns about practices or policies that might violate the Guidelines, you must bring them to the attention of your manager, the Office of General Counsel or senior management, as appropriate.

If at any time you find yourself in a situation you believe is or may be a violation of Merrill Lynch policies, you must report the violation or what you believe or suspect is a possible violation. If you become aware that someone may be contemplating an action that would be a violation, please take steps to inform your manager or a member of the Office of General Counsel. In lieu of informing your manager or legal counsel directly of a violation or potential violation, you can access the Merrill Lynch Ethics Hotline, a confidential reporting tool. Specific information about the Ethics Hotline can be found at the end of the Guidelines, along with information on how to contact members of the Merrill Lynch Board of Directors and its Audit Committee.

Specific Policies and Regulations Affecting Merrill Lynch Activities. Merrill Lynch actively promotes compliance with the laws, rules and regulations that govern our firm’s business. Merrill Lynch will report any suspicions of violations of law and regulations governing our business to appropriate regulatory and governmental authorities and take appropriate disciplinary action, including termination of employment.

Certain significant policies and regulations are highlighted below. This is not meant to be an exhaustive review of these policies and regulations, and additional information may be found in the ML & Co. Policy Manual. Nor does it constitute a complete listing of the laws, rules, regulations and policies that must be adhered to by every employee in the conduct of his or her duties at Merrill Lynch.

Employee Accounts. In accordance with industry regulations, Merrill Lynch employees and their immediate families must maintain their brokerage accounts at Merrill Lynch. Exceptions to this policy are rarely granted and must be approved by the employee’s department manager and the Office of General Counsel.

Insider Trading. Merrill Lynch policy prohibits every Merrill Lynch person from acting upon material non-public information to benefit themselves or others. Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or it could reasonably be expected to affect the price of an issuer’s securities.

At times, our policies may limit the ability of some employees to enter into transactions. Anyone with ongoing possession of non-public information may be unable to trade personally in the securities of the companies about which he or she has information. The ML & Co. Policy Manual and applicable Group Policies should be consulted to learn more about this obligation.

Those having access to confidential or nonpublic information must not use or share that information except in connection with the legitimate conduct of Merrill Lynch business. Merrill Lynch strives to prevent the misuse of material non-public information by, among other things, limiting access to confidential information and limiting and monitoring communications between Investment Banking and the company’s sales, research and trading areas. In addition to civil and criminal penalties, misuse of confidential information or engaging in insider trading will result in disciplinary action, including termination.

Money Laundering; Antiterrorism Laws. Merrill Lynch complies fully with federal, state and international laws prohibiting money laundering and with the safeguards against terrorist activity contained in the USA Patriot Act.

Under no circumstances should any Merrill Lynch employee participate in any money laundering activity. In addition to severe criminal penalties, money laundering by Merrill Lynch employees and violations of the USA Patriot Act will result in disciplinary action, including termination. Any suspicious deposits or any other client activity that raises questions about the source of the client’s funds should be reported immediately to your manager and the Office of General Counsel.

Improper and Corrupt Payments; FCPA Violations. The local laws in most countries outside the United States and the U.S. Foreign Corrupt Practices Act (FCPA) prohibit providing money or anything else of value to government officials, political parties or candidates for public office for the purpose of improperly influencing their actions in order to obtain or retain business. The FCPA applies to all Merrill Lynch controlled or managed companies around the world as well as to all Merrill Lynch persons, regardless of citizenship or residency. In addition, the local laws of countries in which Merrill Lynch does business must be honored.

Merrill Lynch is committed to full compliance with the FCPA and other anti-corruption or anti-bribery laws. If you suspect that any activity you are involved in may violate the FCPA or other anti-corruption laws, or if you become aware of such activity by any Merrill Lynch person, you must notify the Office of General Counsel immediately.

Political Contributions by Merrill Lynch Companies. Distinct rules govern political contributions made by Merrill Lynch and its subsidiaries and affiliates. In recent years, public concern about corporate payments and political contributions has risen significantly. Merrill Lynch’s policies on corporate political contributions address these concerns. Generally, it is against Merrill Lynch policy and, in many instances, it is illegal to make corporate contributions to political parties or candidates for public office in any country. However, certain exceptions apply and, therefore, Merrill Lynch has adopted a procedure to obtain approvals. This process includes a determination of the legality and the appropriateness of each contribution. Employees should consult the ML & Co. Policy Manual for guidance.

Proper Record-Keeping and Disclosure Requirements. Merrill Lynch requires honest and accurate accounting and recording of financial and other information in order to make responsible business decisions and provide an accurate account of our company’s performance to shareholders and regulators. It is a violation of law and Merrill Lynch policy for any Merrill Lynch person to attempt to improperly influence or mislead any accountant engaged in preparing our audit. Merrill Lynch is committed to full compliance with all requirements applicable to its public disclosures. Merrill Lynch requires that its financial and other reporting fairly present the financial condition, results of operations and cash flow of our company and that it comply in all respects with applicable law, governmental rules and regulations, including generally accepted accounting principles (GAAP) and applicable rules of the U.S. Securities and Exchange Commission (SEC) and other market and banking regulators.

Merrill Lynch has implemented disclosure controls and procedures (including a Disclosure Committee) to ensure that its public disclosures are timely, compliant and otherwise full, fair, accurate and understandable. All employees responsible for the preparation of Merrill Lynch’s public disclosures, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are complete, accurate and in compliance with Merrill Lynch’s disclosure controls and procedures.

Document Retention and Destruction. Without exception, all employees must fully comply with Merrill Lynch’s document retention and destruction policy. It is a criminal offense to destroy documents that are subject to a subpoena or other legal process. Once a legal proceeding has begun, or even when one is threatened or reasonably likely, federal and state obstruction-of-justice statutes require Merrill Lynch to preserve documents relevant to the issues in that proceeding even before specific documents are requested. Any Merrill Lynch employee who fails to comply with this policy, as well as industry regulations and state and federal laws, is subject to termination and may also face criminal or civil prosecution, with possible fines and prison terms.

Cooperation With Investigations and Law Enforcement. It is Merrill Lynch policy to cooperate with government investigators and law enforcement officials. Every Merrill Lynch person must also cooperate with investigations by non-governmental regulators with oversight of our business, such as securities exchanges, as well as with internal Merrill Lynch investigations.

All inquiries or requests or demands for information from external investigators must be immediately referred to the Office of General Counsel. The Office of General Counsel must coordinate all responses to external investigators’ questions. Failure to cooperate with legitimate investigations will result in disciplinary action, including termination.

Privacy. Merrill Lynch persons must comply with all applicable privacy laws in their handling of client matters and client and company records. You should refer any questions about the applicability of privacy laws to the Office of General Counsel.

Tied Business Dealings. “Tying” arrangements, where clients are required to purchase one product or service as a condition to another’s being made available to them, are unlawful in certain instances. Consult the Office of General Counsel for advice about tying restrictions.

International Boycotts; Economic Sanctions. It is Merrill Lynch’s policy, in compliance with U.S. laws, not to participate in boycotts against countries friendly to the United States. Furthermore, federal legislation makes knowing violations of its anti-boycott provisions a criminal offense.

Examples of activities that may be perceived as participating in a boycott include refusing, or requiring another person to refuse, to do business with a boycotted country, its business concerns, its residents, nationals or any other person.

Merrill Lynch policy requires compliance with economic sanctions imposed by the U.S. government, state and local governments, and the laws of every other country in which Merrill Lynch does business. Economic sanctions may affect business with individuals, corporations, governments and other entities. All employees are required to take appropriate steps to comply with economic sanctions, including being generally familiar with the various sanctions programs and taking adequate steps to ensure that they “know their client.” In some instances, the laws of a jurisdiction may differ from the sanctions imposed by the U.S. government. In these situations, and particularly in situations where the laws conflict, the activities and/or accounts subject to the differing programs must be reviewed by the Office of General Counsel case by case.

MERRILL LYNCH WRITTEN AND ELECTRONIC COMMUNICATIONS

Use the company’s information and communication tools properly and judiciously.

Merrill Lynch has strict policies on use of the Internet and on written and electronic communications.

Access to the Internet. Merrill Lynch has strict policies on Internet access. Only authorized connections are permitted and access to the Internet must be accomplished via an approved security gateway. Furthermore, Merrill Lynch employees are not permitted to link to the Internet from Merrill Lynch offices via modem dial-up services or other external service providers without the express approval of the Office of General Counsel. Additionally, employees should exercise good judgment when using the Internet during business hours for personal, non-business purposes.

Under the Policy on Electronic Communications contained in the ML & Co. Policy Manual, a Merrill Lynch employee may not do any of the following:

•	transmit, copy or download any material, including sexually explicit images or messages and materials containing racial, ethnic or other slurs, that may defame, embarrass, threaten, offend or harm a Merrill Lynch person or client or the general public;

•	transmit, post, copy or download any copyrightable material without the consent of the material’s owner or publisher;

•	transmit or post non-public corporate information about Merrill Lynch or any company to any organization or individual not authorized to receive or possess it;

•	attempt to gain access to any computer, database or network without authorization or willfully propagate computer viruses or other disruptive or destructive programs;

•	distribute unsolicited e-mail messages, advertisements or postings to multiple newsgroups, individuals or organizations (e.g., “spamming”); and

•	use electronic means for the purpose of gambling or to send or forward chain letters.

No Merrill Lynch person may establish e-mail addresses or domain names that attempt to trade on, or are derived from, the Merrill Lynch name; if such use is identified, immediate relinquishment will be requested. Merrill Lynch employees should not register domain names on behalf of Merrill Lynch and may not establish Internet websites related to Merrill Lynch business without approval from their business unit head, Corporate Marketing and the Office of General Counsel. Approved Internet websites must follow the format and technical specifications provided by Corporate Marketing and must be reviewed by business unit counsel in the Office of General Counsel.

Employees are reminded to be sure that their system passwords are secure. Inappropriate conduct in respect of the usage of Merrill Lynch’s communications systems will lead to disciplinary action, including revocation of privileges, immediate termination and referral to regulatory authorities.

Written and E-Mail Communications. Electronic communications should be treated with the same care as any other business communication. Any communication relating to Merrill Lynch business must be of an appropriate nature, must not violate the legal rights of Merrill Lynch, any Merrill Lynch person or third party, and must be transmitted, stored and accessed in a manner that safeguards confidentiality and complies with applicable law. All written communications, including those electronically delivered, should be clear, concise and professional in tone and content. Communications for personal, non-business purposes should be kept to a minimum.

Communications Monitoring. All electronic communications relating to Merrill Lynch business must be made through the Merrill Lynch network unless the Office of General Counsel has expressly authorized another means. Electronic communications, including connections to Internet and Intranet websites using Merrill Lynch computing or network resources, are the property of Merrill Lynch and are subject to monitoring and surveillance. Communications by certain Merrill Lynch personnel are subject to detailed supervisory requirements. Employees are reminded to consult the policies and procedures for their business area.

COMMITMENT TO PROMOTING ETHICAL CONDUCT:

ETHICS HOTLINE AND CONFIDENTIAL REPORTING

Promptly report illegal and unethical behavior.

Protecting the company’s reputation is everyone’s job. Every Merrill Lynch person has an obligation to question situations that may violate Merrill Lynch’s standards of business conduct.

Audits, Investigations and Disciplinary Action. Merrill Lynch will conduct periodic audits of compliance with the Guidelines. Allegations of potential wrongdoing will be investigated and, upon the advice of the Office of General Counsel, will be reported to the Board of Directors (or an appropriate committee thereof) and to the relevant authorities. Knowingly false accusations of misconduct will be subject to disciplinary action. All Merrill Lynch persons are required to cooperate fully with any internal or external investigation. Merrill Lynch persons must also maintain the confidentiality of any investigation and related documentation, unless specifically authorized by the Office of General Counsel to disclose such information.

Appropriate disciplinary penalties for violations of the Guidelines may include counseling, reprimands, warnings, suspensions with or without pay, demotions, salary reductions and terminations. Disciplinary action may also extend to a violator’s manager insofar as Merrill

Lynch determines that the violation involved the participation of the manager or reflected the manager’s lack of diligence in enforcing compliance with the Guidelines. As set forth in more detail later in the Guidelines, any person who takes any action whatsoever in retaliation against any employee who has in good faith raised any question or concern about compliance with the Guidelines will be subject to serious sanctions, which may include termination.

Obligation to Report Violations or Misconduct. All Merrill Lynch persons are responsible for acting quickly and effectively against violations of the Guidelines and the policies and procedures established by Merrill Lynch. All employees having doubt about the best course of action in a particular situation are encouraged to speak to their manager, the legal counsel covering their business group or other appropriate personnel at any time. Directors may contact the Office of General Counsel or the Corporate Law Department for advice on any situation of concern to them.

Employees must report violations of law, rules, regulations and this Code of Ethics to their managers, the Office of General Counsel or senior management, as appropriate. If you are not comfortable raising an ethical issue or discussing a possible or actual violation with your manager, or you have done so and the manager has not responded to the problem, you must seek assistance elsewhere within Merrill Lynch.

Confidential Reporting. Merrill Lynch has procedures for raising ethical concerns, misconduct or violations in a confidential manner and without retribution, including concerns regarding internal accounting controls, questionable accounting or auditing matters. You may raise your concerns, suspicions or claims of violations by writing in confidence to the Merrill Lynch Ethics Hotline at the address below. The Audit Committee of the Board of Directors has established procedures for the receipt, retention and handling of concerns received by the Office of General Counsel regarding accounting, internal accounting controls, or auditing matters. You need not disclose your identity.

Merrill Lynch Ethics Hotline

P. O. Box 1008
New York, NY 10268

You may also anonymously report any of the above concerns or advise the firm of situations and violations of law that you know of or suspect by calling the Merrill Lynch Ethics Hotline:

In New York State and outside the U.S.: 1.212.449.9590

In the U.S. except for New York State: 1.800.338.8954

For Spanish-speaking individuals: 1.888.435.7088

.

If you prefer to contact one or more members of the Board of Directors with your concerns or to relay specific information by direct and confidential access, you may contact the Corporate Law Group at:

Board of Directors of Merrill Lynch & Co., Inc.

c/o Corporate Secretary

Merrill Lynch & Co., Inc.

222 Broadway, 17th Floor
New York, New York 10038

You need not disclose your identity.

Protection Against Retribution. Merrill Lynch will not tolerate retaliation against those reporting a violation or possible violation of policy in good faith. As provided by law, Merrill Lynch is not permitted to fire, demote, suspend, harass or discriminate against any employee who lawfully provides information to, or otherwise assists or participates in, any investigation or proceeding by a U.S. regulatory or law enforcement agency, any member of the U.S. Congress or a Congressional committee or the employee’s manager, relating to what the employee reasonably believes is a violation of the securities laws or an act of fraud. No Merrill Lynch person is permitted to take any such retaliatory action.

Waivers of any Provision of the Guidelines. Waivers will only be given when deemed absolutely appropriate under the circumstances and then strictly in accordance with the procedures established by the Guidelines and the ML & Co. Policy Manual and other policies. A waiver for any Merrill Lynch executive officer or member of the Board of Directors will only be granted by the Board of Directors or a committee thereof. Any such waiver granted by the Board of Directors will be promptly disclosed as required by law or stock exchange regulation.

CONCLUSION

Use good judgment.

These Guidelines for Business Conduct provide specific guidelines for ethical conduct in broad areas of concern. It would be impossible to describe every situation in which a Merrill Lynch person might be confronted with an ethical dilemma. Everyone must take the time to think about the ethical ramifications of questionable situations, bearing in mind that a bad ethical decision may lead to improper or even criminal behavior.

The Office of General Counsel is available to assist with business conduct and ethical issues that give you concern. Nevertheless, in many instances, you must rely on your own personal ethical standards in assessing difficult situations. Consider the following questions:

•	Is the proposed action legal?

•	Does it endanger anyone’s financial stability, life, health or safety?

•	Is it consistent with Merrill Lynch policy?

•	Will it enhance the company’s reputation?

•	Would we lose clients if this action were known to them?

•	Would you like to see it become a general industry or public practice?

•	Would you be embarrassed if all the details were known by your manager, peers, subordinates, family or friends, or if they were published in a newspaper?

•	Could this action in any way be interpreted as, or appear to be, inappropriate behavior?

•	What would you think of your manager, peers or subordinates if any of them behaved similarly?

•	Does the action you are considering make you feel uncomfortable? Are you compromising your own personal ethics in any way?

Merrill Lynch expects all Merrill Lynch persons to make a commitment to observe the highest ethical standards and exercise good judgment in all business dealings on behalf of the company.

Merrill Lynch Principles in Action

Integrity

No one’s personal bottom line is more important than the reputation of our company. At Merrill Lynch, our goal is to:

•	Exemplify the highest standards of personal and professional ethics in all aspects of our business.

•	Be honest and open at all times.

•	Stand up for one’s convictions and accept responsibility for one’s own mistakes.

•	Comply fully with the letter and spirit of the laws, rules and practices that govern Merrill Lynch and its activities around the world.

•	Demonstrate consistency between one’s words and actions.

Respect for the Individual

We respect the dignity of each individual, whether an employee, shareholder, client or member of the general public. At Merrill Lynch, our goal is to:

•	Treat everyone, regardless of level or circumstance, with dignity and respect.

•	Demonstrate sensitivity to workloads and support an appropriate balance between work and personal life.

•	Support an environment where people of different backgrounds can reach their fullest potential with equal access to opportunities.

•	Foster an environment where trust and openness are the norms by discussing positions fairly and objectively and valuing contrary opinions.

•	Strive to understand others and actively listen to their concerns and perceptions.

•	Take time to explain issues and answer questions.

•	Collaboratively resolve problems in a way that is respectful toward individuals.

Client Focus

The client is the driving force behind what we do. At Merrill Lynch, our goal is to act in ways that help us to:

•	Understand the client by anticipating and responding to client needs.

•	Fulfill client expectations without compromising the integrity of Merrill Lynch.

•	Provide value-added advice and guidance by analyzing client needs and resolving issues.

•	Provide the broadest range and highest quality of products and services, which are easy for clients to use.

•	Develop and maintain long-term relationships by actively listening to clients in order to build trust and loyalty.

•	Offer personal and individual service.

•	Use the company’s technology to best serve the changing needs of clients.

•	Through teamwork, leverage our capabilities and resources to fully meet the needs of our clients.

Teamwork

We strive for seamless integration of services. In the client’s eyes, there is only one Merrill Lynch. At Merrill Lynch, our goal is to act in ways that help us to:

•	Communicate and share information candidly and openly with each other.

•	Cooperate and collaborate within and across workgroups and teams.

•	Value individual differences in style, perspective and background.

•	Share successes and failures so we can learn from each other to enhance group results.

•	Take on responsibility for helping others by being dependable, reliable and contributing fully to the team.

•	Recognize and reward individual and team accomplishments.

•	Participate in setting and communicating goals, objectives and standards.

•	Forge relationships with colleagues based on trust and respect, regardless of level.

Responsible Citizenship

We strive to improve the quality of life in the communities where our employees live and work. At Merrill Lynch, our goal is to act in ways that help us to:

•	Recognize, follow and respect all customs, norms and laws where Merrill Lynch conducts business.

•	Foster an atmosphere that supports and encourages community involvement.

•	Contribute time, talent and resources to make a difference in the lives of others.

•	Behave responsibly toward our environment in a manner that protects human health, natural resources and the environment.